SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JUNE 08, 2026

1.              DATE, TIME, AND PLACE: on June 08, 2026, held in a non-presential manner.

2.              CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Extraordinary Meeting of the Board of Directors (“BoD”) of Braskem S.A. (“Braskem” or “Company”), with the participation of all Board members as indicated below. The Chairperson of the Board presided over the meeting, and Ms. Lilian Bruno acted as secretary

3.              AGENDA, RESOLUTIONS AND SUBJECTS FOR ACKNOWLEDGEMENT OR OF INTEREST TO THE COMPANY:

3.1.         Resolutions: After due analysis of the subject submitted for resolution, which the related materials were previously forwarded to the Board Members and shall remain duly filed at the Company’s Governance Portal, the following resolutions were unanimously adopted:

a)	Election of the Chairperson and Vice-Chairperson of the Board of Directors of Braskem S.A. – pursuant to Article 22 of the Company’s Bylaws and the Shareholders’ Agreement filed at the Company’s headquarters, the Board members approved the election of Ms. Magda Maria de Regina Chambriard as Chairperson of the Board of Directors and Mr. Hélio Baptista Novaes, nominated by the Chairperson of the Board of Directors, as Vice- Chairperson of the Board of Directors, for a unified term of two (2) years, starting on this date and ending at the Annual General Meeting that will resolve on the Company’s financial statements for the fiscal year ending December 31, 2027, with the abstentions, duly recorded, of Director Magda Maria de Regina Chambriard and Director Helio Baptista Novaes in their respective elections;
b)	PD.CA/BAK-14/2026 – Election of Statutory Officers of Braskem S.A. - the prior review of the matter by the People and Organization Committee having been waived, pursuant to the minutes of the prior meeting held on June 5, 2026,

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JUNE 08, 2026

between the shareholders Shine I Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada (“FIP”) and Petróleo Brasileiro S.A. – Petrobras (“Petrobras”), signatories to the Company’s Shareholders’ Agreement in force, it was approved, pursuant to PD.BAK/CA-14/2026, the anticipation of the termination of the term of office of the Company’s current Statutory Officers, as authorized by the Extraordinary Shareholders’ Meeting held on this date, as well as (i) the election of the following Statutory Officers nominated by the FIP: (i.a) Helcio Tokeshi, Brazilian, divorced, economist, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under No. 077.656.978-38, holder of Identity Card (RG) No. 13.267.243 SSP/SP, resident and domiciled in the City of São Paulo, State of São Paulo, as Chief Executive Officer; (i.b) Carlos Augusto Machado Pereira de Almeida Brandão, Brazilian, single, business administrator, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under No. 987.611.886-20, holder of Identity Card (RG) No. MG 6.832.979 SSP/MG, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, as Chief Financial Officer and Investor Relations Officer; (i.c) Luiz Gustavo Perrotti Rossato, Brazilian, married, lawyer, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under No. 294.971.098-06, holder of Identity Card (RG) No. 30.696.556-2 SSP/SP, resident and domiciled in the City of São Paulo, State of São Paulo, as Chief Transformation Officer; and (i.d) Camilla Tedeschi de Toledo Tápias, Brazilian, married, lawyer, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under No. 185.328.578-17, holder of Identity Card (RG) No. 18.980.578 SSP/SP, resident and domiciled in the City of São Paulo, State of São Paulo, as Chief Legal Officer; and (ii) the re-election of the current Statutory Officers nominated by Petrobras (ii.a) Carlos Plachta, Brazilian, married, chemical engineer, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under No. 991.171.187-00, holder of Identity Card (RG) No. 43.715.150 IFP/RJ, resident and domiciled in the City of Taubaté, State of São Paulo, as Consumer Markets and Logistics Officer; (ii.b) Raphael Franco de Campos,

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JUNE 08, 2026

Brazilian, married, chemical engineer, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under No. 220.725.388-07, holder of Identity Card (RG) No. 30.290.250-8 SSP/SP, resident and domiciled in the City of Paulínia, State of São Paulo, as Chief Operations Officer; and (ii.c) Nir Lander, Israeli, married, electrical and telecommunications engineer, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under No. 052.632.577-16, holder of Foreign National Registration (RNM) No. V118587-B CGMIG/DPA/PF, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, as Corporate Affairs Officer, all with business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, São Paulo/SP, ZIP Code 05501-050, and with a term of office of 2 (two) years, which shall end upon the date of the first meeting of the Board of Directors to be held after the Annual General Meeting that will resolve on the Company’s financial statements for the fiscal year ending December 31, 2027.

It is hereby recorded that the Statutory Officers hereby elected shall take office within the legal term, upon execution of their respective terms of office, having declared, for the purposes of paragraph 1 of Article 147 of Law No. 6.404, of December 15, 1976 (the “Brazilian Corporations Law”), that they are not subject to any legal impediment nor have they been convicted of bankruptcy-related crimes, malfeasance, bribery or corruption, extortion, embezzlement, crimes against the popular economy, public faith or property, nor of any criminal penalty that, even temporarily, restricts access to public office, and having further submitted, in compliance with CVM Resolutions Nos. 44 and 80, written statements in accordance with the terms of said Resolutions, which have been filed at the Company’s head office. As a result of the elections approved above, the Company’s Board of Executive Officers shall be composed as follows:

Helcio Tokeshi	Chief Executive Officer
Camilla Tedeschi de Toledo Tápias	Chief Legal Officer

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JUNE 08, 2026

Carlos Augusto Machado Pereira de Almeida Brandão	Chief Financial Officer and Investor Relations Officer
Carlos Plachta	Consumer Markets and Logistics Officer
Luiz Gustavo Perrotti Rossato	Chief Transformation Officer
Nir Lander	Corporate Affairs Officer
Raphael Franco de Campos	Chief Operations Officer
c)	PD.CA/BAK-15/2026 – Definition of delegation limits and approval thresholds for the Statutory Officers of Braskem S.A. – the Board of Directors approved PD.CA/BAK-15/2026, in order to establish, on a temporary basis and for a period of ninety (90) days from this date, the delegation limits and approval thresholds necessary to allow the Statutory Officers to decide individually on management acts, subject to their respective responsibilities and the provisions of the Shareholders’ Agreement, without prejudice to the Company’s representation rules set forth in Article 38 of the Bylaws, while the remaining decisions within the scope of authority of the Statutory Officers shall remain subject to collective deliberation, pursuant to Annex I to these minutes. On that occasion, the vote of the Chairperson of the Board of Directors was recorded, together with the votes of Board Members Fernando Sabbi Melgarejo, Paulo Roberto Britto Guimarães, and William França da Silva: “With respect to item 3 – delegation and authority levels of the Executive Board – I approve it with the following recommendations: For the approval of an organizational structure resulting from the delegation herein granted that leads to an increase in costs, a report shall be submitted to the Board of Directors informing the change implemented, the justifications, the incremental cost, and the impact on Braskem’s budget. For the granting of guarantees to controlled companies or companies in which Braskem holds an equity interest, as well as for the performance of gratuitous acts – a semiannual report shall be submitted to the Board of Directors, including the appropriate justification and consolidated information on Braskem’s commitments in connection with such actions, in order

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JUNE 08, 2026

to enable the collegiate body to monitor and timely identify any need to adjust the delegation herein granted. In the event of decisions arising from the delegation regarding trademarks and patents, names and insignia, a semiannual report to the Board of Directors is recommended.” It was further recorded the vote of Board Member Marcelo Weick Pogliese in favor of the approval of the items included in the agenda, highlighting: “3. Definition of delegation limits and authority levels for the Executive Board, as proposed, with the following recommendations: 3.1 – For the approval of organizational structure (Art. 34 – b) – arising from the delegation herein granted, which results in an increase in costs, a report shall be submitted to the Board of Directors informing the change implemented, the justifications, the incremental cost, and the impact on BRASKEM’s budget; 3.2 – For the contracting of loans, financings or capital markets transactions (Art. 34 – e) – a quarterly report shall be submitted to the Board of Directors, with the appropriate justification and consolidated information on BRASKEM’s commitments in connection with such actions, in order to enable the collegiate body to monitor and timely identify any need to adjust the delegation herein granted; 3.3 – For the granting of guarantees to controlled companies or to companies in which BRASKEM holds an equity interest, as well as for the performance of gratuitous acts (Art. 34 – h) – a quarterly report shall be submitted to the Board of Directors, with the appropriate justification and consolidated information on BRASKEM’s commitments in connection with such actions, in order to enable the collegiate body to monitor and timely identify any need to adjust the delegation herein granted; 3.4 – For deliberations regarding trademarks and patents, names and insignia (Art. 34 – o) – a semiannual report shall be submitted to the Board of Directors; 3.5 – For the authorization of acts involving judicial or arbitral settlements (Art. 34 – p), as well as for the approval of acts result in waiver or judicial or extrajudicial settlement, including arbitration agreements (Art. 34 – q) – a quarterly report shall be submitted to the Board of Directors, for individual

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JUNE 08, 2026

cases exceeding BRL 50,000,000.00 (fifty million reais), with the appropriate justification and consolidated information on BRASKEM’s commitments in connection with such actions, in order to enable the collegiate body to monitor and timely identify any need to adjust the delegation herein granted.”

3.2.         SUBJECTS FOR ACKNOWLEDGEMENT/ OF INTEREST TO THE COMPANY: nothing to record.

4.              ADJOURNMENT: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, and, after being read, discussed and found to be in order, were signed by all Board Members in attendance at the meeting, by the Chairperson and by the Secretary of the Meeting.

São Paulo/SP, June 08, 2026.

Magda Maria de Regina Chambriard	Lilian Bruno
Chairperson	Secretary

Hélio Baptista Novaes	Fernando Sabbi Melgarejo

Isabella Saboya de Albuquerque	Luciano Galvão Coutinho

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JUNE 08, 2026

Marcelo Weick Pogliese	María Letícia De Freitas Costa

Octavio Cortes Pereira Lopes	Paulo Roberto Britto Guimarães

Walter Susini	William França da Silva

ANNEX I

AUTHORITY LEVELS OF THE STATUTORY OFFICERS
	REFERENCE TO THE BYLAWS	MATTERS	INDIVIDUAL RESPECTING THEIR RESPECTIVE ATTRIBUTIONS AND THE PROVISIONS OF THE SHAREHOLDERS’ AGREEMENT	COLLECTIVE
i.	Art. 34 (b)	To approve amendments to the Company’s organizational structure.

In alignment with the Director of Corporate Affairs (responsible for People matters), changes to the direct organizational structure of the Statutory Officers.

Other structural changes may be carried out, provided they are aligned with the People area.

Changes to the organizational structure involving more than one Statutory Officer.

ii.	Art. 34 (e)	To enter into loans, financings, or capital markets operations.

a) up to US$150,000,000 (one hundred fifty million US dollars) for transactions denominated in foreign currency and up to R$600,000,000 (six hundred million Brazilian reais) for transactions denominated in Brazilian reais, for loans, leases, financings, or capital market transactions, whether in Brazil or abroad, always observing, at the time of execution of the respective agreement, the Company’s gross debt limit of US$10.3 billion, excluding Braskem Idesa and TQPM financings, as indicated in the latest financial statements or interim financial information (ITR) disclosed to the market by the Company;

a) above US$150,000,000 (one hundred fifty million United States dollars) and up to US$250,000,000 (two hundred fifty million United States dollars) for transactions denominated in foreign currency, and above R$600,000,000 (six hundred million Brazilian reais) and up to R$1,000,000,000 (one billion Brazilian reais) for transactions denominated in Brazilian reais, for loans, leases, financings or capital markets transactions, in Brazil or abroad, always observing, at the time of execution of the respective agreement, the Company’s gross debt limit of US$10.3 billion, excluding the financings of Braskem Idesa and TQPM, as indicated in the latest financial statements or interim financial information (ITR) disclosed to the market by the Company;
			b) up to R$480,000,000 (four hundred eighty million Brazilian reais), on an annual basis, per transaction, for guarantees with banks, insurance companies, and/or any third parties (including, but not limited to, letters of credit, counter-guarantee agreements and bank guarantees), in Brazil or abroad, that imply the obligation to pay fees; and	b) Amounts above R$480,000,000 (four hundred eighty million Brazilian reais), on an annual basis, shall be submitted to the approval of the Board of Directors; and

			c) up to US$150,000,000 (one hundred fifty million United States dollars) for transactions denominated in foreign currency and up to R$600,000,000 (six hundred million Brazilian reais) for transactions denominated in reais, for derivative transactions, foreign exchange agreements and receivables discounting, in Brazil or abroad.	c) above US$150,000,000 (one hundred fifty million United States dollars) and up to US$250,000,000 (two hundred fifty million United States dollars) for transactions denominated in foreign currency, and above R$600,000,000 (six hundred million Brazilian reais) and up to R$1,000,000,000 (one billion Brazilian reais) for transactions denominated in Brazilian reais, for derivative transactions, foreign exchange agreements and receivables discounting, in Brazil or abroad[1].
iii.	Art. 34 (h)	To grant, on behalf of Braskem, guarantees to its Controlled or Affiliated companies.	Guarantees relating to operations or transactions that fall under the authority and management of an individual Statutory Officer.

Guarantees related to operations or transactions that fall under the authority of the Executive Board acting collectively, as well as guarantees not linked to transactions under the authority of an individual Statutory Officer.

Guarantees for obligations of third parties or in an amount exceeding the proportion of Braskem’s, its Controlled’ or Affiliates’ participation fall under the authority of the Board of Directors (Art. 27(k)).

iv.	Art. 34 (k)	To approve corporate manuals and rules on governance, accounting, finance, personnel administration, contracting and execution of works and services, supply and disposal of materials and equipment, operations, and other corporate rules necessary to guide the Company’s operations.	Guiding Document: Global Standard (GST), Procedure (PRO), Work Instruction (INS), Form (FOR) and Annex (ANX).	Guiding Document: Corporate Guideline (DIR).

1 On January 21, 2026, the Board of Directors, through PD.CA/BAK-01/2026, delegated to the Executive Board the limits described in this item for the contracting of loans, financings, or capital markets transactions for fiscal year 2026 and until the first Ordinary Board Meeting to be held in fiscal year 2027.

The provisions set forth in the Company’s currently effective Guiding Documents that do not conflict with the provisions of the New Shareholders’ Agreement, New Bylaws and the Internal Regulations of the Board of Directors and Advisory Committees shall remain in force and valid until the issuance of any replacement rules, if applicable, to be proposed by their respective responsible parties.
v.	Art. 34 (o)	To deliberate on trademarks and patents, names and insignias.	Estimated total annual amount of up to R$200,000,000 (two hundred million Brazilian reais).	Estimated total annual amount exceeding R$ 200,000,000.00 (two hundred million Brazilian reais).

vi.	Art. 34 (p)	To authorize the filing of claims in judicial or arbitral proceedings, as well as the acts of settlements in such proceeding.

I. Filing of claims in the judicial or arbitral sphere:

a) whose amount involved, per proceeding, is up to R$150,000,000 (one hundred fifty million Brazilian reais);

b) judicial or arbitral measures of a precautionary nature, aimed at preserving the Company’s regular operations (e.g., precautionary measures/writs of mandamus for the release of cargo or to overcome strikes, etc.), regardless of the amount;

c) that are necessary to dismiss or recover, in whole or in part, a tax assessment, regardless of the amount;

II. Settlement acts in the judicial or arbitral spheres up to R$80,000,000 (eighty million Brazilian reais).

I. Filing of claims in judicial or arbitral proceedings:

a) where the amount involved, per proceeding, exceeds R$150,000,000 (one hundred and fifty million Brazilian reais);

II. Settlement acts in judicial or arbitral proceedings: above R$80,000,000 (eighty million Brazilian reais) and up to R$100,000,000 (one hundred million Brazilian reais) (Article 27 (v)).

vii.	Art. 34 (q)	To approve the practice of acts implying judicial or extrajudicial waiver or settlement, as well as arbitration commitment.	Up to R$80,000,000 (eighty million Brazilian reais).	Above R$80,000,000 (eighty million Brazilian reais) and up to R$100,000,000 (one hundred million Brazilian reais) (Article 27 (v)).
viii.	Art. 34 (r)	To approve the loan for use, disposal, assignment or transfer of non-current assets of Braskem or its Controlled or Affiliates (per transaction or jointly).	Up to R$100,000,000 (one hundred million Brazilian reais) for Braskem, its Controlled and Affiliates.	Above R$100,000,000 (one hundred million Brazilian reais) and up to 1% (one percent) of Braskem’s non-current assets, for Braskem, its Controlled and Affiliates (Article 27 (e)).
ix.	Art. 34 (s)	To approve the acquisition of assets to be included in the non-current assets of Braskem or of its Controlled or Affiliates that represent, per transaction (individually considered) or in a set of transactions, in a given fiscal year.	Up to R$ 350,000,000 (three hundred fifty million Brazilian reais) for Braskem, its Controlled and Affiliates.	Above R$350,000,000 (three hundred and fifty million Brazilian reais) and up to 1% (one percent) of Braskem’s non-current assets², for Braskem, its Controlled and Affiliates (Article 27 (f)).

x.	Art. 34 (t)	To approve the encumbrance, disposal, or fiduciary assignment of non-current assets of Braskem or its Controlled or Affiliates that, per transaction (individually considered) or in aggregate transactions, within a given fiscal year.	Up to R$150,000,000 (one hundred fifty million Brazilian reais), per transaction (individually considered) or in aggregate transactions, within a given fiscal year, for Braskem, its Controlled and Affiliates.	Above R$150,000,000 (one hundred and fifty million Brazilian reais), per transaction (individually considered) or in aggregate transactions within a given fiscal year, and up to (A) 1% (one percent) of Braskem’s non-current asset[2] or (B) R$350,000,000 (three hundred and fifty million Brazilian reais), provided that the applicable limit shall be the lower of (A) and (B), for Braskem, its Controlled and Affiliates (Article 27 (g)).
xi.	Art. 34 (u)	To approve the acquisition of assets (excluding those covered under item “ix” above) and the contracting of services of any nature by Braskem or its Controlled or Affiliates.	Up to R$350,000,000 (three hundred fifty million Brazilian reais), per agreement or series of similar agreements, covenants or arrangements within the same transaction.	Above R$350,000,000 (three hundred and fifty million Brazilian reais) and up to R$480,000,000 (four hundred and eighty million Brazilian reais), per contract or a series of similar contracts, agreements or arrangements within the same transaction (Article 27 (h)).
xii.	Art. 34 (v)

To approve the execution of contracts, except for raw material supply agreements, between, on the one hand, Braskem and/or any of its Controlled or Affiliates, and, on the other hand, any of Braskem’s Controlling Shareholder(s) and other Related Parties of the Company (except for its Controlled), in accordance with the Policy in force governing this matter.

			Up to R$15,000,000 (fifteen million Brazilian reais) per transaction or up to, in aggregate, R$45,000,000 (ninety million Brazilian reais) per fiscal year.	Above R$15,000,000 (fifteen million Brazilian reais) and up to R$30,000,000 (thirty million Brazilian reais) per transaction, or, in aggregate, above R$45,000,000 (forty-five million Brazilian reais) and up to R$90,000,000 (ninety million Brazilian reais) per fiscal year (Article 27 (i)).

2 One percent (1%) of the Company’s non-current assets, based on Braskem’s consolidated financial statements for the fiscal year ended December 31, 2025, amounts to R$ 514,310,000.00.

xiii.	Art. 34 (w)	To approve the acquisition of raw materials by Braskem and any of its Controlled.	Up to US$300,000,000 (three hundred million United States dollars), per agreement or series of similar agreements within the same transaction, considering the 12 (twelve)-month period from the first execution.	Above US$300,000,000 (three hundred million U.S. dollars) and up to US$350,000,000 (three hundred and fifty million U.S. dollars), per contract or a series of similar contracts within the same transaction, considering the period of 12 (twelve) months from the first contracting (Article 27 (j)).
xiv.	Art. 34 (x)	To approve the realization of operational or expansion investments by Braskem or its Controlled or Affiliates.	Up to R$200,000,000 (two hundred million Brazilian reais).	Above R$200,000,000 (two hundred million Brazilian reais) and up to R$240,000,000 (two hundred and forty million Brazilian reais) (Article 27 (l)).
xv.	Art. 34 (y)	The performance of acts that result in the waiver and/or restriction, by Braskem and/or its Controlled or Affiliates, of rights.	Up to R$80,000,000 (eighty million Brazilian reais) in aggregate amount.	Above R$80,000,000 (eighty million Brazilian reais) in aggregate amount and up to R$100,000,000 (one hundred million Brazilian reais) (Article 27 (v)).
xvi.	Art. 34 (y)	The performance, by Braskem, its Controlled or Affiliates, of any gratuitous act.	Up to R$50,000,000 (fifty million Brazilian reais) in aggregate amount.	Above R$50,000,000.00 (fifty million Brazilian reais) in aggregate value and up to R$100,000,000.00 (one hundred million Brazilian reais) (Article 27 (w)).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2026

BRASKEM S.A.

By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

	Name:	Carlos Augusto Machado Pereira de Almeida Brandão
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.